VF 7-30-02

02023543

[...]D STATES
[...]CHANGE COMMISSION
[...]on, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
JUL 1 8 2002
DIVISION OF MARKET REGULATION

SEC FILE NUMBER
8-42223

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Lepercq, De Neuflize/
Tocqueville Securities L.P.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1675 Broadway
(No. and Street)

New York	NY	10019
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Roger Cotta — (212) 698-0851
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Pegg & Pegg
(Name — *if individual, state last, first, middle name*)

370 Lexington Avenue, Suite 1007,	New York	NY	10017
(Address)	(City)	(State)	Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
AUG 0 1 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (7-00)

VF 7-30-02

TELEPHONE
AREA CODE 212
532-4287

TELECOPIER
AREA CODE 212
889-1694

PEGG & PEGG

ACCOUNTANTS AND AUDITORS
370 LEXINGTON AVENUE
NEW YORK, N.Y. 10017

Independent Auditor's Report

To the General and Limited Partners of
Tocqueville Securities L.P.

We have audited the accompanying statements of financial condition of Tocqueville Securities L.P. (a limited partnership) as of December 31, 2001, 2000 and 1999, and the related statements of income, changes in partners' capital, and cash flows for the years then ended. These financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Tocqueville Securities L.P. as of December 31, 2001, 2000 and 1999, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule 1 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Pegg & Pegg

New York, NY
February 15, 2002

TOCQUEVILLE SECURITIES L.P.
(a limited partnership)
STATEMENTS OF FINANCIAL CONDITION

ASSETS

	DECEMBER 31,		
	2001	2000	1999
Cash and Cash Equivalents (Note 2)	$ 65,127	$ 30,013	$ 21,039
Commissions Receivable	74,647	17,974	141,464
Due from Broker	55,874	-	-
Due from General Partner (Note 5)	83,120	95,834	104,482
Due from Limited Partner (Note 5)	696,438	1,094,464	608,710
Prepaid Expenses	23,178	21,329	24,506
TOTAL CURRENT ASSETS	$ 998,384	$ 1,259,614	$ 900,201
Investments (Note 6)	98,302	98,302	45,000
	$ 1,096,686	$ 1,357,916	$ 945,201

LIABILITIES AND PARTNERS' CAPITAL

	2001	2000	1999
LIABILITIES:			
Accounts Payable and Accrued Expenses	$ 14,100	$ 11,640	$ 11,090
Taxes Payable	10,947	24,845	19,314
TOTAL LIABILITIES	$ 25,047	$ 36,485	$ 30,404
PARTNERS' CAPITAL:			
General Partner	$ 11,216	$ 13,714	$ 9,648
Limited Partner	1,060,423	1,307,717	905,149
TOTAL PARTNERS' CAPITAL	$ 1,071,639	$ 1,321,431	$ 914,797
	$ 1,096,686	$ 1,357,916	$ 945,201

See accompanying notes to financial statements.

TOCQUEVILLE SECURITIES L.P.
(a limited partnership)
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2001

1. Organization

Tocqueville Securities L.P. (the "Partnership") was formed as a limited partnership under the laws of the State of Delaware on January 4, 1990. The general partner of the Partnership (the "General Partner") is Tocqueville Management Corp., (formerly Francois Sicart & Associates, Inc.). The limited partner of the Partnership (the "Limited Partner") is Tocqueville Asset Management L.P.

The principal business of the Partnership is to act as a broker and dealer in securities and to engage in other businesses as the General Partner may determine. The Partnership will have all power and authority necessary or appropriate for the conduct of such business.

Profits and losses are allocated 99% to the Limited Partner, and 1% to the General Partner. All distributions shall be in proportion to the undistributed profits allocated to the capital accounts of the Partners.

2. Significant Accounting Policies

At December 31, 2001, December 31, 2000 and December 31, 1999, cash and cash equivalents include demand deposits and the Freedom Tax Exempt Money Fund.

The Partnership had no material differences, between the tax basis of assets or liabilities and their reported amounts in the financial statements, that would have resulted in temporary differences as defined in the FASB Statement of Financial Accounting Standards 109, Accounting for Income Taxes. Furthermore, the Partnership had no net operating loss carryforward or carryback. Accordingly, the Partnership did not recognize a deferred tax asset or liability.

3. Net Capital Requirements

The Partnership, as a registered broker-dealer in securities, is subject to the Uniform Net Capital Rule of the Securities and Exchange Commission. Such Rule prohibits the Partnership from engaging in any securities transactions whenever its "aggregate indebtedness" (as defined) exceeds fifteen times its "net capital" (as defined).

The Partnership maintained the required minimum net capital at December 31, 2001, 2000 and 1999. Its ratio of aggregate indebtedness to net capital did not exceed the defined threshold.

4. Income Taxes

The Internal Revenue Code of 1986, as amended, provides that a partnership is not subject to Federal income tax. Each partner takes into account separately on their tax return their share of the realized income, gains, losses, deductions, or credits, whether or not any distribution is made to such partner. Accordingly, no provision has been made for Federal income tax. The provision for income taxes consists entirely of the New York City Unincorporated Business Tax.

5. Related Party Transactions

At December 31, 2001, the Partnership had made working capital advances of $83,120 to its General Partner and $696,438 to its Limited Partner. Working capital advances of $95,834 to the General Partner and $1,094,464 to the Limited Partner were outstanding at December 31, 2000. Working capital advances of $104,482 to the General Partner and $608,710 to the Limited Partner were outstanding at December 31, 1999.

As part of an agreement with the Partnership, its affiliates provide certain services as may be required by the Partnership to conduct its business. The cost of such services includes salaries, payroll taxes, 401(k) expense, rent and general administrative expenses and is allocated to the Partnership based on estimated usage and/or its estimated contribution to gross income.

6. Investments

In March 2000, TimeBills.com changed its name to OpenAir.com. During 2000, Tocqueville Securities L.P. purchased 15,152 restricted shares of the company's Series C convertible, preferred stock for $50,002.

On June 28, 2000, the Partnership purchased 300 warrants of the National Association of Securities Dealers Inc. for $3,300, which can be exercised to purchase shares of common stock of the NASDAQ Stock Market Inc., beginning June 28, 2002.

On October 26, 1999, the Partnership purchased 45,000 restricted shares of TimeBills.com, Inc. Series B convertible, preferred stock for $45,000.

These securities are not readily marketable and are not listed on a security exchange or independent publicly quoted market. Management has decided to carry the investments at cost.

7. Profit-Sharing Plan

Tocqueville Securities L.P. is a participating employer in the Tocqueville Asset Management L.P. Tax Deferred Savings Plan. The plan is a defined contribution plan that covers substantially all of the Partnership's employees. Contributions to the plan are based on a formula as stated in the plan agreement.

8. Litigation

The Partnership is a defendant in a lawsuit filed by Fundamental Portfolio Advisors, Inc. for alleged breach of contract. Outside counsel has stated that a motion to dismiss is currently pending. They have indicated to management and management concurs that a favorable outcome is probable. At this time an estimate of the loss contingency, if any, cannot be made. The Partnership believes the suit is without merit and is vigorously defending its position.

9. Subsequent Event

During January of 2002, the Partnership entered into negotiations to merge its brokerage operations with Lepercq, de Neuflize Securities Inc.